May 27, 2014

Mr. David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Spark Networks, Inc.

Definitive Additional Materials on Schedule 14A

Filed by Osmium Partners, LLC et al.

Filed May 20, 2014

File No. 001-32750

Dear Mr. Orlic:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, Osmium Partners, LLC and the other participants in the solicitation (collectively, “Osmium” or the “Participants”), by your letter dated May 23, 2014 (the “Comment Letter”), regarding the above-referenced filing (the “Presentation”). The Participants previously filed a definitive proxy statement on Schedule 14A with the Commission on May 1, 2014 (the “Proxy Statement”).

The text of each comment in the Comment Letter is included in Osmium’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

Why Change Is Needed, page 16

Comment 1. We note disclosure that each Osmium Nominee alone has more capital at risk than the entire board and management combined, on a pro rata basis through Osmium’s ownership of shares in the company. The entire board and management appear to own 7.8% of the common stock. Please disclose the amount of company common stock beneficially owned by each Osmium Nominee, directly or indirectly. See Item 5(b)(1)(iv) of Schedule 14A.

Response: On page 16 of the Presentation, Osmium states that “each Osmium Nominee alone has more capital at risk in form of Spark shares than the entire board and management combined.” A similar statement was made in the Proxy Statement at page 5:

We believe owners with significant capital at risk make better decisions. In terms of outright ownership, the current Board owns just 0.2% of Shares outstanding. The Company’s Board voted to extend the current CEO’s contract an additional three years in February 2014 even though the Company’s financial results and

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stock market performance have been poor, in our view, over an extended period of time.5 Each of our nominees, either as direct owners of Shares or as participants in our Funds that hold Shares, has individually more outright capital at risk than the Board and management as a whole.

[5]	Spark Networks, Inc., Form 8-K, filed February 18, 2014.

Osmium made this assertion based on the Company’s definitive proxy statement on Schedule 14A, filed with the Commission on April 30, 2014, and the “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” table therein. According to that table, the directors and executive officers have the following beneficial ownership:

•	Jonathan B. Bulkeley –36,267 shares of common stock and 25,000 shares underlying options

•	Benjamin Derhy – 72,500 shares underlying options

•	Gregory J. Franchina – 237,500 shares underlying options

•	Thomas G. Stockham – 87,500 shares underlying options

•	Gregory R. Liberman –14,406 shares of common stock and 925,000 shares underlying options

•	Brett A. Zane –8,600 shares of common stock and 377,500 shares underlying options

The directors and executive officers collectively own only 59,273 shares, or 0.2%, of the common stock of the Company. However, including the options, the directors and executive officers collectively beneficially own, or have the right to acquire within the next 60 days of such filing, 2,044,571 shares, or 7.8% of the Company’s shares outstanding. Osmium believes that its prior disclosure has been accurate and complete because the focus has been on “capital at risk,” which means shares (and not options and not options underlying shares). The Presentation mirrors the Company’s proxy statement as shown above.

The table below illustrates the outstanding shares of common stock (not options) held directly or indirectly by the Osmium Nominees.

	Pro-Rata Portion of Shares Held by Osmium Capital LP	Pro-Rata Portion of Shares Held by Osmium Capital II, LP	Pro-Rata Portion of Shares Held by Osmium Diamond, LP	Pro-Rata Portion of Shares Held by Osmium Spartan, LP	Shares Held Individually	Total Shares Held
Walter Turek	41,206.56	26,849.43	17,164.48	—	111,750.00	196,970.47
Stephen Davis	33,315.44	—	32,183.39	—	—	65,498.83
John Lewis	64,546.21	275,334.73	10,791.93	39,211.35	325,352.00	715,236.22
Mike McConnell	3,669.86	—	4,291.12	—	152,975.00	160,935.98

Each of the Osmium Nominees owns individually or through his participation in the Osmium funds more than 59,273 shares, representing more capital at risk than the Company’s directors and executive officers have taken as a whole.

Core Asset Jewish Networks Has Been Neglected…, page 38

Comment 2. We note disclosure that the company has not reinvested in JDate for 17 years. The quote that follows this disclosure merely supports the assertion that the company has not launched a rebranding effort with respect to JDate in 17 years. Please provide support for your assertion.

Response: In Osmium’s view, the paid dating industry is a brand-based business. To succeed, companies must continually reinvest resources in support of their brands. Contribution margins are one indication of the extent companies are in fact reinvesting in the business. In recent years, for example, the contribution margins for JDate were far higher than for other companies. Osmium believes reinvestment by the Company in the Jewish Networks (JDate) business would support the rebranding necessary to halt the declining contribution margins and falling revenue and subscriber growth rates for JDate. The Presentation contained illustrative slides.

Osmium respectfully submits that the Company has failed to reinvest in JDate and, in Osmium’s view, the Company has acknowledged as much. During the Company’s Q1 2014 Earnings Call on May 12, 2014, following our mailing of the Proxy, Brett A. Zane, the Company’s CFO, stated,

In the middle of the quarter, we launched our first JDate.com rebranding campaign in 17 years, the Get Chosen campaign. We invested approximately $100,000 in onetime brand-related media and creative expense associated with the campaign, which we believe will have a long-term benefits. (emphasis added).

In Osmium’s view, in these circumstances, the terms “reinvest” and “rebrand” are virtually synonymous.

Highly Concerning Issues, page 54

Comment 3. The second bullet point implies that the change in control definition in the agreement with Mr. Liberman was amended in February 2014. In future filings, please revise to specify when the amendment was signed. Please also tell us how you determined that options with respect to 925,000 shares would vest immediately in certain circumstances as a result of this amendment. Only a portion of Mr. Liberman’s outstanding options appear to be unvested.

Response: The Company filed a Form 8-K with the SEC on February 18, 2014, which contains the Executive Employment Agreement between the Company and Mr. Liberman, dated February 11, 2014 (the “Agreement”). This Agreement amends and restates a prior employment agreement, dated April 11, 2011, and amended on each of December 20, 2012 and October 17, 2013.

The change to the “Change of Control” language first occurred in the October 2013 amendment, and was retained in the February 2014 amendment and restatement. Osmium will specify this distinction in future filings.

Under Section 8.1 of the new agreement, if Mr. Liberman is terminated after a “Change in Control,” he will be entitled to immediate vesting of any and all unvested stock options. According to the Company’s proxy statement, Mr. Liberman has 925,000 options, of which 279,980 appear to be presently unexercisable. Osmium believes Mr. Liberman may take the view that all of the options would vest immediately if there is a change in the majority of the board of directors.

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If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to Osmium, at 415-365-7448 or via email at mindick@crowell.com.

Sincerely,

/s/ Murray A. Indick

Murray A. Indick

cc: John H. Lewis, Osmium Partners, LLC

Enclosures